FINANCIAL SUMMARY
(IN MILLIONS)

                                                 [CHART]

   [CHART]

                                                 [CHART]



FINANCIAL HIGHLIGHTS
(IN THOUSANDS EXCEPT WHERE NOTED*)

                                                        January 31
                                  1997           1996           1995           1994           1993
Net sales                      $218,485       $234,030       $183,365       $141,325       $148,435
Operating income               $ 24,850       $ 16,415       $ 19,350       $  9,735       $ 14,155
Net income                     $ 17,420       $ 10,550(1)    $ 12,250       $  3,885(2)    $  7,695

Per common share
 Net income*                   $   1.48       $    .88(1)    $   1.02       $    .32(2)    $    .64
 Book value*                   $   8.46       $   7.74       $   7.37       $   6.47       $   6.55

Working capital                $ 32,750       $ 49,829       $ 40,821       $ 37,337       $ 38,175
Expenditures for property,
 plant and equipment           $ 16,624       $ 11,825       $ 21,921       $  8,126       $  7,772
Total assets                   $199,493       $153,190       $137,109       $106,571       $104,987
Long-term debt                 $ 12,810       $  9,531       $  7,809       $    682       $  1,228
Shareholders' equity           $ 98,757       $ 92,057       $ 88,538       $ 77,751       $ 78,650
Number of employees*              1,293          1,103            993            838            863


(1) After $12,000 ($7,800 or $.65 per share, net of taxes) charge for environmental expenses.
    See note 12 to consolidated financial statements.
(2) After $1,980 or $.17 per share charge related to cumulative effect of accounting change.

See note 8 to consolidated financial statements.

1 ------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME & RETAINED EARNINGS


                                                CASCADE CORPORATION & SUBSIDIARY COMPANIES
------------------------------------------------------------------------------------------
                                                            Year Ended January 31
                                                    1997           1996           1995
                                                            (Dollars in Thousands)
Net Sales                                       $   218,485    $   234,030    $   183,365
                                                -----------    -----------    -----------
Operating expenses:
   Cost of goods sold                               143,080        153,345        118,430
   Depreciation                                      10,280          9,540          8,100
   Selling and administrative expenses               40,275         39,935         35,085
   Environmental expenses (Note 12)                                 14,795          2,400
                                                -----------    -----------    -----------
                                                    193,635        217,615        164,015
                                                -----------    -----------    -----------


Operating income                                     24,850         16,415         19,350

Interest expense                                        876          1,085            335
Interest income                                      (1,076)        (1,045)          (535)
Other expense, net                                       65            315            915
                                                -----------    -----------    -----------

Income before income taxes                           24,985         16,060         18,635
Income taxes (Note 3)                                 7,565          5,510          6,385
                                                -----------    -----------    -----------

Net Income                                           17,420         10,550         12,250

Retained earnings, beginning of year                 85,083         79,910         75,262
Dividends ($.45, $.45 and $.375 per share)           (5,340)        (5,377)        (4,504)
Repurchase of common stock                           (2,602)
Stock distribution                                                                 (3,098)
                                                -----------    -----------    -----------
Retained earnings, end of year                  $    94,561    $    85,083    $    79,910
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------

Net income per share                            $      1.48    $       .88    $      1.02
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------

Weighted average shares outstanding              11,796,677     11,990,447     12,009,904
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------

The accompanying notes to consolidated financial statements are an integral part of this statement.

5 ------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

                                                CASCADE CORPORATION & SUBSIDIARY COMPANIES
------------------------------------------------------------------------------------------
                                                                          January 31
ASSETS                                                              1997           1996
                                                                   (Dollars in Thousands)
Current assets:
 Cash and cash equivalents                                        $ 15,642       $ 23,326
 Accounts receivable, less allowance for doubtful accounts
   of $227 and $967                                                 43,469         38,574
 Inventories, at average cost which is lower than market:
     Finished goods and components                                  26,701         16,142
     Goods in process                                                4,634          4,083
     Raw materials                                                   4,667          4,990
                                                                  --------       --------
                                                                    36,002         25,215
 Deferred income taxes (Note 3)                                      1,496          2,000
 Prepaid expenses                                                    2,020            849
                                                                  --------       --------
     Total current assets                                           98,629         89,964

Property, plant and equipment,
 at cost less accumulated depreciation (Notes 2 and 4)              81,393         63,214
Deferred income taxes (Note 3)                                       1,139          1,796
GoodwiN (Note 9)                                                    18,332          1,954
                                                                  --------       --------
     Total assets                                                 $199,493       $156,928
                                                                  --------       --------
                                                                  --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Notes payable to banks (Note 4)                                  $ 29,846         $5,015
 Current portion of long-term debt (Note 4)                          2,264          2,940
 Accounts payable                                                   21,373         17,126
 Accrued payroll and payroll taxes                                   4,222          5,654
 Other accrued expenses                                              8,174          9,400
                                                                  --------       --------
     Total current liabilities                                      65,879         40,135

Long-term debt (Note 4)                                             12,810          9,531
Deferred income taxes (Note 3)                                       5,151          1,738
Accrued environmental expenditures (Note 12)                         8,913         10,500
Other liabilities (Note 8)                                           3,033          2,967
                                                                  --------       --------
     Total liabilities                                              95,786         64,871
                                                                  --------       --------

Mandatorily redeemable convertible preferred stock,
 no par value, 330,000 shares issued (Note 9):                       4,950
                                                                  --------       --------

Shareholders' equity (Note 6):
   Common stock, $.50 par value, authorized
    20,000,000 shares; 12,048,208 and 12,278,208
    shares issued                                                    6,024          6,139
   Additional paid-in capital                                                         568
   Retained earnings                                                94,561         85,083
   Cumulative foreign currency translation adjustments              (1,142)           953
   Treasury stock, at cost, 381,504 shares                            (686)          (686)
                                                                  --------       --------
     Total shareholders' equity                                     98,757         92,057
                                                                  --------       --------
     Total liabilities, mandatorily redeemable convertible
       preferred stock and shareholders' equity                   $199,493       $156,928
                                                                  --------       --------
                                                                  --------       --------

The accompanying notes to consolidated financial statements are an integral part of this statement.

6 -----------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                           CASCADE CORPORATION & SUBSIDIARY COMPANIES
-----------------------------------------------------------------------------------------------------
                                                                       Year Ended January 31
                                                               1997           1996           1995
                                                                       (Dollars in Thousands)
Cash flows from operating activities:
  Net income                                                  $17,420        $10,550        $12,250
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation                                              10,280          9,540          8,100
     Gain on sale of property, plant and equipment                                             (150)
     Deferred income taxes                                        613         (4,099)            (9)
  Changes in operating assets and liabilities:
     Accounts receivable                                          535         (3,297)       (10,424)
     Inventories                                                 (258)        (4,148)        (1,933)
     Income taxes                                              (2,099)         1,133            753
     Prepaid expenses                                          (1,073)            70            257
     Accounts payable and accrued expenses                     (1,523)         1,457          9,905
     Accrued environmental expenditures                        (1,587)        10,500
     Other liabilities                                             66             59             34
                                                              -------        -------        -------

     Net cash provided by operating activities                 22,374         21,765         18,783
                                                              -------        -------        -------

Cash flows from investing activities:
  Acquisition of property, plant and equipment                (16,624)       (11,825)       (21,921)
  Business Acquisitions                                       (22,849)
  Proceeds from sale of property, plant and equipment                                         1,849
  Other assets                                                     64            (69)          (222)
                                                              -------        -------        -------

     Net cash used in investing activities                    (39,409)       (11,894)       (20,294)
                                                              -------        -------        -------

Cash flows from financing activities:
  Long-term debt, including current portion                      (687)         4,259          6,318
  Notes payable to banks                                       19,297           (797)         2,447
  Repurchase of common stock                                   (3,285)        (1,534)
  Cash dividends paid                                          (5,340)        (5,377)        (4,504)
                                                              -------        -------        -------

     Net cash provided (used) by financing activities           9,985         (3,449)         4,261
                                                              -------        -------        -------

Effect of exchange rate changes                                  (634)          (299)         1,836
                                                              -------        -------        -------

Increase (decrease) in cash and cash equivalents               (7,684)         6,123          4,586

Cash and cash equivalents at beginning of year                 23,326         17,203         12,617
                                                              -------        -------        -------

Cash and cash equivalents at end of year                      $15,642        $23,326        $17,203
                                                              -------        -------        -------
                                                              -------        -------        -------
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest                                                 $   804        $ 1,025        $   307
     Income taxes                                             $ 8,864        $ 8,434        $ 5,676
  Mandatorily redeemable convertible preferred
   stock issued for acquisition                               $ 4,950        $     -        $     -

The accompanying notes to consolidated financial statements are an integral part of this statement.

7 ------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions have been eliminated.

SHORT-TERM INVESTMENTS

Cash and cash equivalents consist of cash on deposit and highly liquid investments, including investments classified as trading securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

DEPRECIATION AND AMORTIZATION

Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the respective assets. Goodwill consists of the cost of acquired businesses (Note 9) in excess of the fair value of net identifiable assets acquired. Generally, goodwill is amortized on a straight-line basis over 20 years. The Company annually reviews the realizability of recorded goodwill based upon expectations of nondiscounted cash flows and operating income of the acquired businesses. As of January 31, 1997, the Company believes that there are no significantly impaired intangible assets. Accumulated amortization of goodwill was $75,000 at January 31, 1997.

INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

STOCK-BASED COMPENSATION

The Company adopted Statement of Financial Accounting Standards No. 123 (FAS
123) "Accounting for Stock-Based Compensation" in 1997. This statement allows companies to choose whether to account for stock-based compensation under the current method as prescribed by APB 25 or use a fair value method described in FAS 123. The Company continues to follow the provisions of APB 25.

FOREIGN CURRENCY TRANSLATION

The Company translated the balance sheets of its foreign subsidiaries using fiscal year-end exchange rates. The statements of income are translated using the average exchange rates for the fiscal year. The effects of such translations are included in the shareholders' equity account "cumulative foreign currency translation adjustments" as decreases of $2,095,000 and $120,000 for the years ended January 31, 1997 and 1996, and an increase of $3,041,000 for the year ended January 31, 1995.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT
                                               January 31
                                           1997           1996
                                          (Dollars in Thousands)
Land                                     $  4,229       $  3,890
Construction in progress                    4,493              -
Buildings                                  31,437         31,308
Machinery and equipment                   115,642         98,521
                                         --------       --------
                                          155,801        133,719
Accumulated depreciation                  (74,408)       (70,505)
                                         --------       --------
                                         $ 81,393       $ 63,214
                                         --------       --------
                                         --------       --------

8 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     CASCADE CORPORATION & SUBSIDIARY COMPANIES
---------------------------------------------------------------------------------------------------------------
NOTE 3 - INCOME TAXES

                                                                                  Year Ended January 31
                                                                           1997           1996           1995
                                                                                  (Dollars in Thousands)
Income before taxes was as follows:
   United States                                                        $15,990        $ 5,295        $12,925
   Foreign                                                                8,995         10,765          5,710
                                                                        -------        -------        -------
                                                                        $24,985        $16,060        $18,635
                                                                        -------        -------        -------
                                                                        -------        -------        -------
Taxes charged (credited) against operations were as
 follows:
   Current
      Federal                                                           $ 2,572        $ 5,507        $ 3,824
      State                                                                 819            889            623
      Foreign                                                             2,816          3,740          2,319
                                                                        -------        -------        -------
         Total                                                            6,207         10,136          6,766
                                                                        -------        -------        -------

   Deferred
      Federal                                                               932         (4,038)          (274)
      State                                                                 296           (651)           (44)
      Foreign                                                               130             63            (63)
                                                                        -------        -------        -------
         Total                                                            1,358         (4,626)          (381)
                                                                        -------        -------        -------
      Total income taxes                                                $ 7,565        $ 5,510        $ 6,385
                                                                        -------        -------        -------
                                                                        -------        -------        -------

The federal rate reconciles to the effective rate as
 follows:
   Federal statutory rate                                                  35.0%          35.0%          35.0%
   State income taxes, net of federal tax benefits                          2.9            1.0            2.0
   Effect of foreign tax rates                                              (.8)            .2            1.6
   IRS settlement (1)                                                      (5.7)             -              -
   Tax credits and other                                                   (1.1)          (1.9)          (4.3)
                                                                        -------        -------        -------
      Effective income tax rate                                            30.3%          34.3%          34.3%
                                                                        -------        -------        -------
                                                                        -------        -------        -------


The deferred tax liabilities (assets) recorded on the                               January 31
 consolidated balance sheet are comprised of                                  1997               1996
 the following:                                                                (Dollars in Thousands)
   Accruals not deductible until paid                                       $(1,052)            $(1,579)
   Other                                                                       (197)               (421)
                                                                            -------             -------
   Current deferred income taxes                                            $(1,249)            $(2,000)
                                                                            -------             -------
                                                                            -------             -------
   Depreciation                                                             $ 7,181             $ 4,645
   Employee benefits                                                           (902)               (909)
   Accrued environmental expenditures                                        (3,302)             (3,885)
   Other                                                                      1,035                  91
                                                                            -------             -------
   Noncurrent deferred income taxes                                         $ 4,012             $   (58)
                                                                            -------             -------
                                                                            -------             -------

(1) IRS settlement is the result of the resolution of prior years' deferred compensation deductions.

9 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
NOTE 4 - BORROWINGS
                                                           January 31
                                                      1997           1996
                                                     (Dollars in Thousands)
5.3% mortgage note, due annually through 2008
  secured by plant and equipment                    $ 9,401        $ 9,292
9.0% mortgage note, due monthly through 2001
  secured by equipment                                2,421              -
5.25% mortage note, due monthly through 2002,
  secured by plant                                      903              -
10.0% mortgage notes, due annually through 1999          85            239
                                                    -------        -------
                                                    $12,810        $ 9,531
                                                    -------        -------
                                                    -------        -------


Maturities of long-term debt for the years January 31, 1998 through January 31, 2002, and thereafter, respectively, are $2,264,000, $2,174,000, $3,028,000,
$1,444,000, $1,762,000 and $4,402,000. Borrowing arrangements with commercial banks provided short-term lines of credit at January 31, 1997 totalling $81,816,000, of which $51,970,000 was unused. Average interest rates on short-term borrowings were 5.4% and 2.4% at January 31, 1997 and 1996, respectively. Subsequent to year end, the Company increased its short-term borrowing availability by an additional $30,000,000.


NOTE 5 - STOCK OPTION PLAN

The Company has reserved 800,000 shares of common stock for the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan (the Plan). The Plan permits the award of incentive stock options (ISOs) to officers and key employees. Under the terms of the Plan, the purchase price of shares subject to each ISO granted must not be less than the fair market value on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Outstanding options vest after three years and are exercisable for ten years from the date of grant.

The Company has determined that the pro forma effects of applying FAS 123 would not have a material effect on the results of operations for 1997 and 1996. This determination was made using the following assumptions.


                                                            January 31

                                                       1997           1996

Risk-free interest rate                                6.7%           6.1%
Expected Life                                       5 Years        5 Years
Expected Volatility                                     26%            26%
Expected Dividend Yield                                  3%             3%


10 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 5 - STOCK OPTION PLAN CONTINUED

A summary of the Plan's status at January 31, 1997 and 1996 together with changes during the period then ended is presented in the following table:


                                                   Year Ended January 31
                                             1997                          1996
                                     ---------------------         ----------------------
                                                  WEIGHTED                       WEIGHTED
                                                  AVERAGE                        AVERAGE
                                                 PRICE PER                      PRICE PER
                                     SHARES        SHARE           SHARES         SHARE
                                     ------      ---------         ------       ---------
Outstanding at beginning of year     75,253       $ 16.37               -          -
Granted                              93,341       $ 16.00          77,355       $ 16.37
Forfeited                           (23,162)      $ 16.17          (2,102)      $ 16.37
                                    -------                       -------
Outstanding at end of year          145,432       $ 16.17          75,253       $ 16.37
                                    -------       -------         -------       -------
                                    -------       -------         -------       -------


The following table summarizes information about fixed options outstanding at January 31, 1997.


                                                                                  WEIGHTED
                                                                                   AVERAGE
                                     EXERCISE      NUMBER OF      WEIGHTED       CONTRACTUAL
                                   PRICE RANGE      SHARES      AVERAGE PRICE       LIFE
                                   -----------     ---------    -------------    -----------
                                    $ 16.37        64,455         $ 16.37            8
                                    $ 16.00        80,977         $ 16.00            9


NOTE 6 - CAPITAL STOCK

There are 200,000 shares authorized of no par value preferred stock; none are outstanding.


11 ----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 7- BENEFIT PLANS

The Company has defined benefit plans covering certain U.S. and Canadian employees. The benefits are based on years of service and average earnings over a specified five-year period of prior service. The Company's funding policy is to make annual contributions that are between the minimum amount required by the Employee Retirement Income Security Act and the maximum amount deductible under the current tax regulations. Substantially all plan assets are invested in government or corporate bonds.

Net pension cost, the plans' funded status and significant assumptions include the following:


                                                                Year Ended January 31
                                                           1997           1996           1995
                                                                (Dollars In Thousands)
Interest cost on projected benefit obligation            $   248        $   314        $   271
Actual return on assets                                     (257)          (517)            65
Net amortization and deferral                                268            432            (96)
                                                         -------        -------        -------
Net periodic pension cost                                $   259        $   229        $   240
                                                         -------        -------        -------
                                                         -------        -------        -------

Projected and accumulated vested benefit obligation      $(6,106)       $(4,261)       $(3,893)
Plan assets at fair value                                  6,147          3,866          3,053
                                                         -------        -------        -------
Plan assets in excess of (less than)
projected benefit obligation                                  41           (395)          (840)
Unrecognized prior service cost                              120            133            146
Unrecognized net loss                                      1,208          1,231          1,142
                                                         -------        -------        -------
Prepaid pension expense                                  $ 1,369        $   969        $   448
                                                         -------        -------        -------
                                                         -------        -------        -------
Discount rate                                               7.25%          6.75%          8.50%
Expected long-term rate of return                           7.25%          8.00%          8.00%


In December 1988, the Company amended the plan covering U.S. employees to limit benefits to those accrued through December 31, 1988. Also effective January 1, 1989, the Company instituted a defined contribution plan and a limited matching contribution program, both pursuant to applicable provisions of the Internal Revenue Code, and contributed $1,488,000, $1,318,000 and $1,195,000 for 1996,
1995 and 1994, respectively.


12 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 8 - POSTRETIREIMENT BENEFITS OTHER THAN PENSIONS

The Company provides health care benefits for eligible retirees. The Company accounts for such costs under FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Therefore, the Company is accruing the future costs of providing such benefits to eligible active employees during the years they render service.

The following table sets forth the plan's status reconciled with the amount included in the Consolidated Balance Sheets:

                                                                       January 31
                                                           1997           1996           1995
                                                                 (Dollars in Thousands)
Accumulated postretirement benefit obligation:
   Retirees                                              $(2,342)       $(2,551)       $(2,557)
   Fully eligible active plan participants                  (416)          (350)          (210)
   Other active plan participants                         (1,249)        (1,502)          (849)
                                                         -------        -------        -------
                                                          (4,007)        (4,403)        (3,616)

   Plan assets at fair value                                   -              -              -
                                                         -------        -------        -------
   Accumulated postretirement benefit obligation
   in excess of plan assets                               (4,007)        (4,403)        (3,616)
   Unrecognized net loss                                     974          1,436            708
                                                         -------        -------        -------
                                                         $(3,033)       $(2,967)       $(2,908)
                                                         -------        -------        -------
                                                         -------        -------        -------


The net periodic postretirement benefit costs
are as follows:                                                         January 31
                                                          1997           1996          1995
                                                                (Dollars in Thousands)
Service cost                                             $    83        $    56        $    42
Interest cost                                                288            295            230
Net amoritization and deferral                                84             23             29
                                                         -------        -------        -------
Net periodic postretirement benefit cost                 $   455        $   374        $   301
                                                         -------        -------        -------
                                                         -------        -------        -------

To estimate these costs, health care costs were assumed to increase at an annual rate of 9% after 1996 with the rate of increase declining ratably to 4% by 2001 and thereafter. The weighted average discount rate was assumed to be 7.25%, 6.75% and 8.5% for 1996, 1995 and 1994, respectively. If the cost trend rates were increased by one percentage point, the accumulated postretirement benefit obligation as of January 31, 1997 would increase by $416,000 and net periodic postretirement benefit cost would increase by $43,000.



13 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 9 - ACQUISITIONS

INDUSTRIAL TIRES LIMITED

In January 1997, the Company purchased all of the outstanding capital stock of Industrial Tire Limited (ITL), a Canadian corporation that manufactures solid rubber tires for the material handling industry. The aggregate purchase price, including direct costs of acquisition and 330,000 shares of Cascade (Canada), Inc. Preferred Stock (the Preferred Stock), was $23,660,000. This transaction has been accounted for using the purchase method of accounting.

Each share of Preferred Stock is convertible into one share of the Company's common stock at the holder's option. In addition, the Preferred Stock gives the holder the ability to require the Company to repurchase the shares on or after January 13, 2002 at the original issuance price of approximately $15 per share, for a maximum repurchase obligation of approximately $4,950,000. Consequently, the Preferred Stock is classified as "Mandatorily Redeemable Convertible Preferred Stock" as of January 31, 1997. The provisions of the Preferred Stock also entitle the holder to cumulative dividends paid on the common shares of Cascade Corporation and to a liquidation preference equal to approximately $15 per share in priority to any payment on any shares ranking junior to the Preferred Stock.

OTHER ACQUISITIONS

In addition to the acquisition discussed above, during 1996, the Company acquired two other manufacturers in related businesses. The purchase price for the acquisitions was $4,063,000. These transactions have also been accounted for under the purchase method of accounting; therefore, the acquired businesses have been included in the Company's results of operations since each respective acquisition date.

PRO FORMA INFORMATION

In accordance with APB 16, the following unaudited pro forma information is provided. The total revenues include the consolidated revenues of the Company as reported and the net revenues of the acquired business as if they had been acquired as of the beginning of the respective periods. The revenues have not been adjusted to consider any benefit that may have occurred from the combination of the operations. The pro forma net income and net income per share have been adjusted to include the additional costs of depreciation, goodwill amortization and interest expense based on the actual purchase price and related borrowings. Expenses have not been reduced to reflect any operational efficiencies that may result from the combination of the entities. The unaudited pro forma information is not necessarily indicative of what actual results would have been had the acquisitions been completed by the Company at the beginning of the respective periods.

                                              Year ended January 31
                                            1997                1996
                UNAUDITED            (Dollars in thousands except per share)

              Total revenue              $259,548            $286,229
                                         --------            --------
                                         --------            --------
              Net income                 $ 14,975            $  7,955
                                         --------            --------
                                         --------            --------
              Net income per share       $   1.24            $    .65
                                         --------            --------
                                         --------            --------


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 10 - INFORMATION ABOUT OPERATIONS

The Company designs, manufactures and markets equipment used in materials handling applications. Sales to the largest single customer were 9.2%, 9.7% and 10.8% of consolidated sales during the years ended January 31, 1997, 1996 and 1995, respectively. Information about the Company's operations in different geographic areas is shown below:


                                                                 Year ended January 31
                                                                 (Dollars in Thousands)
                                            NORTH                                       ELIMIN-       CONSOLI-
1997                                       AMERICA        EUROPE          OTHER         ATIONS         DATED
                                          ---------      ---------      ---------      ---------      ---------
Sales to unaffiliated customers          $130,145       $ 67,925       $ 20,415       $              $218,485
Transfers between areas                    16,971            305            334        (17,610)
                                         --------       --------       --------       --------       --------
Total revenue                            $147,116       $ 68,230       $ 20,749       $(17,610)      $218,485
                                         --------       --------       --------       --------       --------
                                         --------       --------       --------       --------       --------
Net income                               $ 12,845       $  2,815       $  1,760                      $ 17,420
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------
Identifiable assets                      $114,873       $ 65,932       $ 18,688                      $199,493
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------

1996
Sales to unaffiliated customers          $139,950       $ 75,375       $ 18,705       $              $234,030
Transfers between areas                    14,607            587            747        (15,941)
                                         --------       --------       --------       --------       --------
Total revenue                            $154,557       $ 75,962       $ 19,452       $(15,941)      $234,030
                                         --------       --------       --------       --------       --------
                                         --------       --------       --------       --------       --------
Net income                               $  5,809       $  4,078       $    663                      $ 10,550
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------
Identifiable assets                      $ 72,847       $ 64,367       $ 15,976                      $153,190
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------

1995
Sales to unaffiliated customers          $115,061       $ 53,737       $ 14,567       $              $185,365
Transfers between areas                    11,016            119            721        (11,856)
                                         --------       --------       --------       --------       --------
Total revenue                            $126,077       $ 53,856       $ 15,288       $(11,856)      $183,365
                                         --------       --------       --------       --------       --------
                                         --------       --------       --------       --------       --------
Net income                               $  9,598       $  2,480       $    172                      $ 12,250
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------
Identifiable assets                      $ 69,087       $ 53,210       $ 14,812                      $137,109
                                         --------       --------       --------                      --------
                                         --------       --------       --------                      --------


NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities and equipment under noncancelable operating leases. The minimum rental commitments under these leases for the years ended January 31, 1998 through January 31, 2001, respectively, are $900,000, $509,000, $331,000 and $76,000. For the years ended January 31, 1997,
1996 and 1995, total rentals charged to expense amounted to $789,000, $705,000 and $591,000.


NOTE 12 - ENVIRONMENTAL MATTERS

The Company is engaged in environmental investigations and remediation efforts in its ordinary course of business. In the year ended January 31, 1996, the Company accrued a charge of $12,000,000 ($7,800,000 after tax) to provide for probable future costs related to its Portland, Oregon manufacturing facility.
In accordance with management expectations, the Company incurred actual charges totaling $1,587,000 during 1997. The Company has reviewed the remaining accrued liability of $10,413,000 and determined that it fairly approximates the cost of future known remediation costs at this facility. However, since future remediation costs are subject to many uncertainties, actual expenses may vary from the amount recorded at January 31, 1997.


15 -----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      CASCADE CORPORATION & SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 12 - ENVIRONMENTAL MATTERS CONTINUED

The Company has made claims under various insurance policies. Based upon current Oregon court decisions and advice from legal counsel, the Company believes it will recover all or a substantial portion of the past and future costs of investigation and remediation. Litigation has been initiated to enforce terms of these policies. No adjustments have been made to the financial statements with respect to the potential outcome of this uncertainty.

NOTE 13 - SUBSEQUENT EVENT

In March 1997, the Company acquired all the outstanding capital stock of Kenhar Corporation, a Canadian corporation that manufactures forks for lift trucks. The aggregate purchase price was approximately $73,090,000 and includes $57,450,000 in cash and approximately $15,640,000 in stock.

Additionally, the Company purchased all of the outstanding stock of Hyco-Cascade subsequent to year end. Hyco-Cascade is an Australian manufacturer and distributor of lift truck attachments and accessories. The amount paid in connection with this purchase was $12,244,000, which consisted of $7,538,000 in cash, $3,206,000 in stock and $1,500,000 in debt.

QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)
(IN THOUSANDS EXCEPT PER SHARE FIGURES)

                                      1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
YEAR ENDED JANUARY 31, 1997
 Net sales                                $57,010        $54,805        $54,870        $51,800
 Gross profit before depreciation          19,665         19,040         19,160         17,540
 Net income                                 4,390          4,335          4,365          4,330
 Net income per share                     $   .37        $   .37        $   .37        $   .37


                                      1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
YEAR ENDED JANUARY 31, 1996
 Net sales                                $57,150        $58,650        $58,480        $59,750
 Gross profit before depreciation          19,555         20,380         19,875         20,875
 Net income (loss)                          4,290          4,605          4,680         (3,025)
 Net income (loss) per share              $   .36        $   .38        $   .39        $  (.25)

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS & SHAREHOLDERS OF CASCADE CORPORATION

In our opinion, the consolidated financial statements appearing on pages 5 through 16 of this annual report present fairly, in all material respects, the financial position of Cascade Corporation and its subsidiaries at January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/Price Waterhouse LLP

Portland, Oregon
March 18, 1997


16 -----------------------------------------------------------------------------

INVESTOR INFORMATION

STOCKHOLDER INFORMATION

Cascade's Form 10-K Report to the Securities and Exchange Commission for 1996 is available to stockholders and others who request it.

To obtain copies, please write to Cascade Corporation, 2020 S.W. 4th Avenue, Suite 600, Portland, Oregon 97201.

TRANSFER AGENT & REGISTRAR
Chase Mellon
Shareholder Services L.L.C.
Shareholder Relations
P.O. Box 3315
South Hackensack, N. J. 07606
(800) 522-6645

ANNUAL MEETING

The Annual Meeting of the Stockholders of Cascade Corporation will be held at The Governor Hotel, 611 S.W. 10th Avenue, Portland, Oregon at 10:00 a.m. on Tuesday, May 13, 1997.

A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to stockholders.

STOCK EXCHANGE LISTING

The Company's stock is traded on the New York Stock Exchange under the symbol CAE

MARKET INFORMATION

The high and low sales prices of the common stock of Cascade Corporation during 1996 and 1995 were as follows:

INVESTOR RELATIONS COUNSEL

Gerald A. Parsons
(503) 228-2909

                                      Year ended January 31
                              1997                           1996
                      ---------------------         ----------------------
                       HIGH           LOW            HIGH            LOW
                      ---------------------         ----------------------
Market price range
 First quarter        $ 14.50       $ 11.75         $ 17.00        $ 12.00
 Second quarter         16.50         12.75           17.25          14.50
 Third quarter          14.50         11.50           16.25          13.00
 Fourth quarter         16.50         11.50           15.50          11.75


COMMON STOCK DIVIDENDS

                            Year ended January 31
                             1997          1996
                          ------------------------
 First quarter              9.0 cents     9.0 cents
 Second quarter             9.0           9.0
 Third quarter              9.0           9.0
 Fourth quarter            18.0          18.0
                           ----          -----
                           45.0 cents    45.0 cents
                           ----          -----
                           ----          -----
In February 1995 the Company declared a 100% stock dividend.


17 -----------------------------------------------------------------------------